January 22, 2010

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	eLandia International Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed on April 2, 2009

File No. 000-51805

Dear Mr. Spirgel:

This letter is being provided by eLandia International Inc. (the “Company”) in response to the December 23, 2009 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.

Pursuant to our conversation with Christine Adams, Senior Staff Accountant, on January 20, 2009, we hereby confirm that we expect to provide a response to your Comment Letter on or before January 29, 2010.

If the staff has any additional comments or concerns, please call the undersigned at (786) 342-7406.

Sincerely,

Harley L. Rollins
Chief Financial Officer